

OFFERING MEMORANDUM

facilitated by



House of Clay LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	House of Clay LLC
State of Organization	MO
Date of Formation	01/15/2024
Entity Type	Limited Liability Company
Street Address	608 W 60th Ter, Kansas City MO, 64113
Website Address	

(B) Directors and Officers of the Company

Key Person	Agustin Echeandia
Position with the Company Title First Year	 2024
Other business experience (last three years)	• **Technical Lead Software Engineer** (*Garmin International, June 2016 - Present*) — Designs and develops the Garmin Health SDK. In 2016, I discovered not only the **joy of shaping clay**, but also the **power of community** it fostered. It's been a way for me to express my creative side and connect with those who share a love of pottery. Each piece I create is a connecting to the person who takes it home. House of Clay is **my invitation to you to join** the conversation, connect with your creativity, and discover the magic of clay together.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Agustin Echeandia	100%

(D) The Company's Business and Business Plan

Location

Overland Park, Kansas, beckons as the ideal home for our vision – a vibrant hub where creativity takes center stage, nurtured by the warmth of handcrafted ceramics, fresh coffee, and a welcoming community. Within this thriving city, we see our pottery studio, gallery, and coffee bar flourishing as a destination for artistic exploration, shared passions, and delicious indulgence.

A Community Shaped by Clay:

- Overland Park's diverse population of 195,249 (2021), encompassing families, young professionals, and established residents, presents a perfect audience for our multifaceted space.

- The city's high median household income of $92,769 (2021) suggests a clientele with disposable income to invest in handcrafted art and experiences.

- Existing art studios and galleries demonstrate a community actively engaged in artistic pursuits, eager for a space to further explore their creativity.

Unmet Artistic Pursuits:

- Downtown Overland Park is surprisingly underserved with only 3 pottery studios within a 5-mile radius.

- All 3 local studios have waitlists for memberships with shelf space, ranging from 3 to 12 months.

- Similar-sized metros offer 2-3 times the number of pottery studios per capita. House of Clay aims to fill that gap and provide a creative space for our community.

A Buzzing Downtown Location:

- We envision our haven nestled within Downtown Overland Park, a district already abuzz with foot traffic and buzzing with energy.

- Proximity to shops, restaurants, and cultural events ensures our space becomes a natural extension of the vibrant downtown experience.

- Convenient access to plentiful parking caters to residents and visitors alike, fostering a sense of accessibility and inclusivity.

Space for Connection:

- Our ambition goes beyond pottery wheels and coffee beans.

- We dream of a space that fosters connection, where aspiring artists can find guidance, seasoned ceramists can share their passion, and coffee lovers can gather in a warm ambiance.

- Overland Park's strong community spirit provides fertile ground for our vision. Partnering with local organizations and artists strengthens our ties and expands our reach, creating a truly collaborative space.

- Pottery workshops, events fueled with wine and music, artist spotlights, and art exhibitions will transform House of Clay into a dynamic platform for expression and shared experiences.

A Canvas for Inspiration and Collaboration:

- Our gallery will serve as a vibrant showcase for local ceramic artists, promoting their work and fostering appreciation for handcrafted creations.

- The aroma of freshly brewed coffee will permeate the air, creating a welcoming atmosphere for conversations, collaborations, and moments of creative inspiration.

- With open studio spaces and accessible classes, we empower individuals of all skill levels to explore their inner potter, fostering a sense of personal accomplishment and community engagement.

The Space

House of Clay offers creative expression, curated exhibitions, and comfortable respite. Come explore, experience, and embrace the artistic spirit.

- Studio: The rear of the store is the creative center that houses a well-equipped pottery studio boasting high performance wheels, electric kilns, clay processing tools, and a glazing station. Ergonomic workstations optimize comfort, while ample storage keeps supplies readily accessible. Efficient ventilation systems ensure air quality, and strategic lighting will illuminate every detail. The layout will foster both independent focus and collaborative flow.

- Gallery: Enter the store and step into an inviting modern rustic showcase of locally curated pottery, paintings, woodworking and more. Strategically placed spotlights transform the display fixtures into elegant platforms for diverse handcrafted artworks with informational plaques provide insights into each artist's inspiration and process. This is a celebration of creativity, a space to discover unique treasures and purchase one of a kind art pieces.

- Coffee Bar: Refuel and reconnect. The coffee bar will invite you with its aromatic brew and tempting pastries. Order your preferred beverage, then choose a spot among the cozy nooks nestled amidst the artworks or settle at one of the stylish tables scattered throughout the gallery. Enjoy a moment of pause and immerse yourself in the beauty surrounding you.

Investor Perk Items

Here are images of the two perk items we are offering. We do have a few color options for the bowl as seen on the mugs. You can let us know what you glaze you would like.

Target Market

Overland Park offers a flourishing environment for our pottery studio cafe concept. Its culturally engaged population and rising interest in immersive activities present a fertile ground for attracting individuals seeking connection through ceramics. The burgeoning trend of experiential pursuits and the yearning for social interaction form a favorable market landscape for our studio. We have identified four distinct segments.

- Beginners who are new to pottery and eager to learn the basics. They are looking for introductory classes that provide hands-on guidance and a friendly atmosphere.

- Experienced potters and artists who are seeking opportunities to further develop their skills and engage with a community of like-minded individuals. They are interested in studio memberships and advanced workshops.

- Coffee lovers looking for an inviting place to relax and connect with friends new and old while sharing a warm latte and delicious pastry.

- Art enthusiasts looking for unique decor items or gifts. These people value handcrafted works of art that are created by individuals in their community.

Use of Funds

House of Clay is seeking a total funding of $85,000 to launch its studio. The capital will be used for funding capital expenditures, marketing expenses and working capital.

- Store Design and Build: approximately $40,000

- Furniture, Fixtures and Equipment: approximately $28,000

- Working Capital: approximately $10,462

Our Offerings

By offering a comprehensive range of pottery classes, workshops, and memberships, locally created art, and a cafe serving coffee, tea, and delicious baked goods, we aim to provide a complete experience for our target market. We strive to inspire creativity, foster artistic growth, and create a welcoming space where individuals can connect, explore, and appreciate the beauty art provides.

- Pottery Classes: We will provide a variety of pottery classes tailored to different skill levels, including beginners, intermediate, and advanced. Our classes cover various techniques such as wheel throwing, hand-building, glazing, and surface decoration. Each class will be led by experienced instructors who offer personalized instruction and guidance to help students develop their pottery skills and unleash their artistic potential.

- Memberships: To further nurture our community of pottery enthusiasts, we offer memberships that provide storage space and access to our studio during designated hours. Members can use our equipment and facilities to work on their own pottery projects, experiment with different techniques, and collaborate with other members. Membership benefits also include exclusive discounts on gallery art purchases, coffee bar offerings, and priority registration for workshops and special events.

- Workshops and Events: In addition to regular pottery classes, we organize workshops and special events highlighting various pottery techniques, holding guest artist sessions, and showcasing local talent. These workshops and events provide opportunities for participants to delve deeper into their artistic journey, learn from renowned artists, and explore new pottery styles and methods. Our events also serve as social gatherings that foster connections among our community members.

- Pottery Supplies: We will maintain an inventory of pottery supplies, such as clay, glazes, and tools for sale. These products will primarily be sold to members or individuals participating in our classes and workshops, allowing them to fully express themselves through their work.

The Team

Augie Echeandia, Owner

In 2016, I discovered not only the joy of shaping clay, but also the power of community it fostered. It's been a way for me to express my creative side and connect with those who share a love of pottery. Each piece I create is a connecting to the person who takes it home. House of Clay is my invitation to you to join the conversation, connect with your creativity, and discover the magic of clay together.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$85,000
Offering Deadline	April 5, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Build out	$40,000	$60,630
Equipment	$28,800	$35,000
Operations	$10,462	$20,000
Mainvest Compensation	$5,737.5	$8,370
TOTAL	$84,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	8.0 - 11.7%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.92%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 8.0% and a maximum rate of 11.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$85,000	8.0%
$94,750	8.9%
$104,500	9.8%
$114,250	10.8%
$124,000	11.7%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Agustin Echeandia	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

House of Clay LLC was established in January 2024. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the House of Clay LLC's fundraising. However, House of Clay LLC may require additional funds from alternate sources at a later date.

Forecasted milestones

House of Clay LLC forecasts the following milestones:

- Secure lease in Overland Park KS by May 2024.

- Hire for the following positions by Oct 2024: Studio Manager

- Achieve $256,160 revenue per year by 2025.

- Achieve $64,887 profit per year by 2025.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$143,470	$256,811	$274,787	$288,526	$297,181
Cost of Goods Sold	$50,930	$91,164	$97,545	$102,422	$105,494
Gross Profit	$92,540	$165,647	$177,242	$186,104	$191,687
EXPENSES					
Operating Profit	$92,540	$165,647	$177,242	$186,104	$191,687

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V